# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Voya Emerging Markets High Dividend Equity Fund, CIK 0001496292
CUSIP: 92912P108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7337 EAST DOUBLETREE RANCH ROAD, STE 100, SCOTTSDALE, Arizona (AZ), 85258
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-23-000113
Filed by CIK 0001034546

## Reporting persons
- City of London Investment Management Company Limited: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 417,096; shared voting power 0; sole dispositive power 417,096; shared dispositive power 0; aggregate amount beneficially owned 417,096 (2.3% of the class)

## Item 1. Issuer
Name of issuer: Voya Emerging Markets High Dividend Equity Fund
Address of issuer's principal executive offices: c/o Voya Investment Management 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258-2034

## Item 2. Person Filing
Name of person filing:
This statement is being filed by City of London Investment Management Company Limited ("CLIM" or the "Reporting Person"). CLIM is a fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between CLIM and CLIG such that voting and investment power over the subject securities is exercised by CLIM independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between CLIM and CLIG.

CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

EUREKA and FREE are collectively referred to herein as the "City of London Funds."

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.
Address of principal business office or, if none, residence:
77 Gracechurch Street
London EC3V 0AS
England
Citizenship: England and Wales

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 417,096
Percent of class: 2.3%
Sole power to vote or to direct the vote: 417,096
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 417,096
Shared power to dispose or to direct the disposition:
0

As of December 31, 2024 the Reporting Person beneficially owned 913,045 shares, representing 5.1% of the class. Of those shares, the Reporting Person has sole power to vote or direct the vote of 913,045 shares, and sole power to dispose or direct the disposition of 913,045 shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- City of London Investment Management Company Limited: /s/ Catrina Reagan, Catrina Reagan/US Chief Compliance Officer (02/07/2025)